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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 UNITRIN, INC.
                     ------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 par Value
                     ------------------------------------
                        (Title of Class of Securities)

                                  91327510-3
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-92)               Page 1 of 5 pages


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-----------------------                                  ---------------------
 CUSIP NO. 91327510-3                13G                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George Kozmetsky
      S.S.# ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      TEXAS

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,450,000 Does not include 30,460 owned by Dr.
                          Kozmetsky's spouse as her separate property
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          94,000 (Owned by the RGK Foundation, Inc. of which
     OWNED BY             Dr. Kozmetsky is one of seven trustees.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,450,000 (see item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          94,000 (see item 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,574,460 (includes 94,000 shares owned by RGK Foundation, Inc.
      and 30,460 shares owned by Ronya Kozmetsky (spouse) as to each of which Dr. Kozmetsky disclaims beneficial ownership).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages
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                                                               Page 3 of 5 pages


                                 Schedule 13G

Item 1(a)      Name of Issuer:

               Unitrin, Inc.

Item 1(b)      Address of Issuer's Principal Executive Office:

               One East Wacker Drive
               Chicago, Illinois 60601

Item 2(a)      Name of Person Filing:

               George Kozmetsky

Item 2(b)      Address of Principal Business Office:

               P.O. Box 2253
               Austin, Texas 78768

Item 2(c)      Citizenship:

               Texas

Item 2(d)      Title of Class of Securities:

               Common Stock, $.10 par value

Item 2(e)      CUSIP Number:

               91327510-3

Item 3.        Filing required pursuant to the Rules 13d-1(b), or 13d-2(b):

               George Kozmetsky is filing pursuant to Rule 13d-1(c)

Item 4.        Ownership as of December 31, 1996:

       (a) Amount Beneficially Owned:

               (i)   2,450,000 shares are beneficially owned.

               (ii) 94,000 shares are owned by RGK Foundation, Inc. a non-profit corporation, of which Dr. Kozmetsky is one of seven

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                     trustees. Dr. Kozmetsky disclaims any beneficial ownership in these shares.

               (iii) 30,460 shares are owned by Dr. Kozmetsky's spouse as her separate property and Dr. Kozmetsky disclaims any beneficial ownership in these shares.

       (b)     Percent of Class:

               (i) 6.6%-as to shares owned of record and beneficially by George Kozmetsky.

               (ii)  .25%-as to shares owned by RGK Foundation, Inc.

               (iii) .08%-as to shares owned by Dr. Kozmetsky's spouse.

       (c)  Number of shares as to which each person has:

               (i)   sole power to vote or to direct the vote:
                     2,450,000 shares.

               (ii) shared power to vote or to direct the vote: 94,000 shares owned by RGK Foundation, Inc., of which Dr. Kozmetsky is one of seven trustees.

               (iii) sole power to dispose or to direct the disposition of:
                     2,450,000 shares.


               (iv)  shared power to dispose or to direct the disposition of:
                     94,000 shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                               Page 4 of 5 pages
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               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 1997


/s/ George Kozmetsky
---------------------------
Signature: George Kozmetsky